UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

August 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release August 11, 2004

DESCRIPTION:

Asia Pacific Resources Subsidiary Continues Discussions with the Thai Government on the Udon North Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date August 11, 2004

By:                               “Doris Meyer”

                                        (Signature)

                                                                                                                         Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

Asia Pacific Resources

                For immediate release

Asia Pacific Resources Subsidiary Continues Discussions with the Thai Government on the Udon North Deposit

(Toronto ON, August 11, 2004) Asia Pacific Resources Ltd. announced that its Thai subsidiary, Asia Pacific Potash Corporation (APPC) and the Thai Department of Primary Industries and Mining (DPIM) have met with the Office of Arbitration of the Board of Trade of Thailand. The parties have advised the Board that both the Company and the DPIM have agreed to defer for a further 90 days the appointment of Arbitrators in the matter of the special prospecting licenses for the Udon North potash project.

“Following further successful discussions, APPC and the DPIM jointly requested the Board of Trade, who are responsible for the arbitration process, not to proceed with the appointment of the arbitrators as a mechanism for resolution has now been agreed,” said John Bovard, President and CEO.  “Based on the mutual agreement, the BOT agreed to defer the matter until October. We are pleased with this progress which will permit our continued development of the Udon North project.”

APPC continues to work with the Government of Thailand which is processing the Mining Lease Application for the Udon South deposit while at the same time positioning the Company for the development and operation of the Udon South potash mine.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Forbes West

416-203-2200 or 1-888-655-5532

forbes@sherbournegroup.ca

www.apq-potash.com